

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

January 12, 2009

Mr. John Campana
President
Amber Optoelectronics, Inc.
2283 Argentia Road, Unit 10, Box 8
Mississauga ON L5N 5Z2
Canada

>   **Re: Amber Optoelectronics, Inc.
>   Amendment No. 11 to Form S-1
>   Filed January 2, 2009
>   File No. 333-147225**

Dear Mr. Campana:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment two from our letter dated November 7, 2008. Insofar as the shares you are registering represent roughly 58% of your common stock outstanding, please provide us with a legal analysis as to why the 14,278,850 shares of common stock you are registering for resale should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer.

2. Please note that, as the offering is an initial public offering the company's common stock and there is no market for the company's common stock, even if the offering is a valid secondary offering, you still must provide a fixed price at which the selling shareholders will sell their shares until a market is established for the shares. Acceptable disclosure would indicate that the selling shareholders will sell at a price of $X.XX (or a range) per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. If you include a price range in reliance on Rule 430A, after effectiveness of the registration statement, you must disclose in a prospectus supplement under Rule 424(b)(1) the actual fixed price at which the selling shareholders will sell their shares until your shares are quoted on the OTC Bulletin Board.

Risk Factors, page 4

3. We note your response to comment seven from our letter dated November 7, 2008. Please revise your disclosure to:

    - Provide risk factor disclosure of how few of your purchase orders are actually fulfilled.
    - Provide risk factor disclosure of the impact of current economic conditions on your clients and on your business.

Recent Sales of Unregistered Securities, page 24

4. We note your response to comments nine and ten from our letter dated November 7, 2008, but are unable to determine where you have included the full disclosure required under Item 701 of Regulation S-K in each instance. Please revise or advise.

Part II—Undertakings

5. We note your response to comment 15 from our letter dated November 7, 2008, but are unable to determine that you have included the undertakings requested by that comment. Please revise. If you believe that it is not necessary to include these undertakings, please explain the basis for your omission.

Financial Statements

6. We note your response to our prior comment 11. It appears the gain on settlement of debt resulted from your discontinued operations, Yixiang (Mei Pao). Accordingly, in your statements of operations for all periods presented, the gain on settlement of debt should also be reported as discontinued operations and not continuing operations. Please revise or advise. See paragraphs 41 through 44 of

SFAS 144.

7. We note in your response to our prior comment 12 that inventories were used to settle borrowing obligations of Yixiang. When reviewing your statement of cash flows for the year ending December 31, 2007 and the period ending September 30, 2007, it appears a portion of the inventories were used to settle amounts borrowed from banks and shareholders, and the total change in these balances was not as a result of continuing operating activities. Accordingly, in your statements of cash flows for the year ending December 31, 2007 and the period ending September 30, 2007, the inventories used to settle the bank indebtedness and loans from shareholders should reported as a non-cash financing activity. Revise or advise. See paragraph 32 of SFAS 95.

8. We note that in the event that management restates the audited statements of cash flows for the year ending December 31, 2007 to correct your accounting for the inventories used to settle financing activity, correcting the financing activities as non-cash transactions, it appears that Rotenberg & Co. should recognize this restatement, as well as the restatement disclosed in Note 13, in their report on your audited financial statements pursuant to PCAOB Auditing Standard No. 6. Please have them revise their report and explain to us their full compliance with paragraphs 9 and 10 of AS No. 6.

As appropriate, please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph Cascarano, Accountant, at (202) 551-3461 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Via facsimile: (212) 737-3259
       Richard S. Lane, Esq.